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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Mannes — 214-765-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

750 N. St. Paul Street, Suite 850	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVE SLEDGE
Notary Public, State of Texas
Comm. Expires 12-22-2019
Notary ID 4774836

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

SAMCO CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-12

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors of SAMCO Capital Markets Inc.
Dallas, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAMCO Capital Markets Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 28, 2018

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017	
ASSETS	
Cash and cash equivalents	$ 484,017
Receivables from clearing brokers, including clearing deposits of $101,187	10,251,987
Securities owned, at fair value	23,654,277
Property and equipment, net	76,404
Other assets	902,905
	$ 35,369,590
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,501,017
Securities sold short, at fair value	9,860,357
Syndicate liabilities	76,243
Due to clearing broker	13,631,867
Total liabilities	25,069,484
Commitments and contingencies	-
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	6,977,357
Accumulated earnings	3,322,739
Total stockholder's equity	10,300,106
	$ 35,369,590

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

<u>Investments in Securities and Securities Sold Short</u>

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

<u>Government Bonds</u>

The fair value of government bonds is generally based on market price quotations. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

<u>Municipal Bonds</u>

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value. Investments in private investment companies are generally categorized in Level 3 of the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	Useful Life
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	15 years

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of various assets and liabilities. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax assets will not be realized. “More likely than not” is defined as a greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test no tax benefit is recorded. Based upon our analysis of available evidence, we have determined that no valuation allowance was necessary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards

ASU 2014-09 – Revenue From Contracts With Customers

Description – In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specifics topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer.

Date of Adoption – These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period.

Effect on the Financial Statements – The Company has adopted the revenue recognition guidance using the modified retrospective basis. The Company's revenue recognition pattern within the scope of ASU 2014-09, including but not limited to commission income, advisory fees, trading gains, and underwriting income, did not change significantly from current practice. Based on the Company's analysis to date, this adoption is not expected to have a material impact on the Company's financial condition as the satisfaction of performance obligations under the new guidance is expected to be materially consistent with the Company's existing revenue recognition policies.

1. Nature of business and summary of significant accounting policies (continued)

ASU 2016-02 – Leases

Description – In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and *Topic 606, Revenue from Contracts with Customers.*

Date of Adoption – These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within fiscal years (i.e., January 1, 2019, for a calendar year entity). Each application is permitted for all public business entities and all nonpublic business entities upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

Effect on the Financial Statements – The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

Other Accounting Updates

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of Operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements.

The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2017
Investments in debt securities				
U.S. government obligations	$ 13	$ -	$ -	$ 13
State and municipal obligations	-	23,654,264	-	23,654,264
Total investments in debt securities	13	23,654,264	-	23,654,277
Total assets (at fair value)	$ 13	$ 23,654,264	$ -	$ 23,654,277

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2017:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2017
Debt securities sold short				
U.S. government obligations	$ 9,859,000	$	$ -	$ 9,859,000
U.S. corporate bonds	-	1,357	-	1,357
Total liabilities (at fair value)	$ 9,859,000	$ 1,357	$ -	$ 9,860,357

3. Investments in private investment companies

As of December 31, 2017 the Company wrote off its investments in other private investment companies. After receiving distributions in 2017, the Company is not expected to receive any future distributions.

4. Property and equipment

Details of property and equipment at December 31, 2017 are as follows:

Office equipment	$ 239,925
Leasehold improvements	558,488
Furniture and fixtures	150,654
Computer hardware	287,703
Computer software	25,230
	1,262,000
Less: Accumulated depreciation and amortization	(1,185,596)
Property and equipment, net	$ 76,404

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $7,898,747 which was approximately $7,648,747 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

6. Income taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise tax report filed by its parent, SAMCO Holdings, Inc. ("SHI"). The Company's operations are conducted solely in the State of Texas which does not impose a state income tax. In prior years the Company filed its own state income tax returns in states that do impose an income tax; tax expense within those states was immaterial. Income tax returns are subject to review by state and federal authorities for up to three years filings.

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017, were as follows:

Deferred taxes	
Pass Through	$ 23,600
Fixed assets	(11,491)
Prepaid Expenses	(25,958)
Net deferred tax liability	$(13,849)

On December 22, 2017 the United States enacted tax reform legislation commonly known as the Tax Cuts and Jobs Act (the "Tax Act"), resulting in significant modifications to existing law. As a result of the changes under the Tax Act, the deferred taxes were remeasured with an incremental income tax benefit of $8,573 during the year ended December 31, 2017, which consisted primarily of the remeasurement of deferred tax assets and liabilities at the new federal statutory rate of 21%. Prior to the enactment of the Tax Act, deferred assets and liabilities were measured at the previous federal statutory rate of 34%.

The Company and its parent company are subject to U.S. federal income tax as well as franchise tax of the state of Texas. The Company is no longer subject to examination by taxing authorities for years before 2014.

7. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of the Board of Directors.

8. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2017, there were no amounts to be indemnified to the clearing brokers for these accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $101,187.

9. Related party transactions

During the year ended December 31, 2017, $563,000 was paid to SAMCO Holdings, Inc. for federal tax liability. An accrual for the remaining $146,000 has been reported as of December 31, 2017. In addition, during the year ended December 31, 2017, $366,000 was paid to SAMCO Holdings, Inc. for 2016 federal tax liability.

The Company did not incur any bad debt expenses from related party receivables.

10. Due to clearing broker

The amount due to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing, LLC. Interest is charged at the clearing broker's call rate.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2017, the Company did not have cash in excess of insured amounts.

12. Commitments and contingencies

Lease commitments

Pursuant to non-cancellable lease agreements, the Company pays rent for office space.

Total future minimum lease commitments under operating leases as of December 31, 2017 are as follows:

2018	490,096
2019	409,795
2020	370,014
2021	275,252
2022	209,279
Thereafter	35,044
Total future minimum lease payments	$ 1,789,480